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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Electronic Control Security, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class Securities)

285617106

(CUSIP Number)

July 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
|_|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 10 Pages

CUSIP No. 285617106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). G2 Capital Management, LLC – 13-4018203
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 673,683
	6	Shared Voting Power 0
	7	Sole Dispositive Power 673,683
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 673,683
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.8%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 10 Pages

CUSIP No. 285617106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott G. Kyle
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 673,683
	6	Shared Voting Power 0
	7	Sole Dispositive Power 673,683
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 673,683
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.8%
12	Type of Reporting Person (See Instructions) IN, HC

Page 4 of 10 Pages

CUSIP No. 285617106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Leonard J. Gross
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 739,683
	6	Shared Voting Power 0
	7	Sole Dispositive Power 739,683
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 739,683
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.5%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer
Electronic Control Security, Inc.

(b)	Address of Issuer’s Principal Executive Offices
7900 Bloomfield Avenue
Clifton, New Jersey 07012

Item 2.

(a)	Name of Persons Filing

G2 Capital Management, LLC

Scott G. Kyle

Leonard J. Gross

(b)	Address of Principal Business office or, if None, Residence
For G2 Capital Management, LLC and Leonard J. Gross,
666 Third Avenue, 8th Floor
New York, New York 10017
For Scott G. Kyle,
777 Girard Avenue, Suite 200
La Jolla, California 92037
(c)	Citizenship
G2 Capital Management, LLC is a Delaware limited liability company
Scott G. Kyle is a United States citizen
Leonard J. Gross is a United States citizen
(d)	Title of Class Securities

Common Stock

(e)	CUSIP Number

285617106
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Page 6 of 10 Pages

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) [X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(a) [ ]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned:

G2 Capital Management, LLC -	673,683
Scott G. Kyle-	673,683
Leonard J. Gross-	739,683

(b) Percent of class*:

G2 Capital Management, LLC -	7.8%
Scott G. Kyle-	7.8%
Leonard J. Gross-	8.5%

*According to the issuers Form 10-Q filed February 13, 2006, as of that date, it had 8,685,601 shares outstanding.

Page 7 of 10 Pages

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

G2 Capital Management, LLC -	673,683
Scott G. Kyle-	673,683
Leonard J. Gross-	739,683

(ii) Shared power to direct the vote:

G2 Capital Management, LLC -	0
Scott G. Kyle-	0
Leonard J. Gross-	0

(iii) Sole power to dispose or to direct the disposition of:

G2 Capital Management, LLC -	673,683
Scott G. Kyle-	673,683
Leonard J. Gross-	739,683

(iv) Shared power to dispose or to direct the disposition of:

G2 Capital Management, LLC -	0
Scott G. Kyle-	0
Leonard J. Gross-	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  |_|

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

G2 Capital Management, LLC (the “Adviser”) is registered as an investment with the Securities and Exchange Commission. The Adviser is the general partner of, and investment adviser to, G2 Deep Value Special Situations Fund, L.P. (“G2 Fund”), and may be deemed to be the beneficial owner of 366,983 shares held by G2 Fund, as in the Adviser’s capacity as general partner and investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer held by G2 Fund.

Adviser is the investment sub-adviser to Alpha Hedged Strategies Fund (“Alpha Fund”), a registered investment company, and may be deemed to be the beneficial owner of 306,700 shares held by Alpha Fund, as in the Adviser’s capacity as sub-adviser it has the power to dispose, direct the disposition of and vote the shares of the issuer held by Alpha Fund. In the

Page 8 of 10 Pages

aggregate, G2 Fund and Alpha Fund (the “Funds”) are the beneficial and record owners of 673,683 shares of the issuer.

Scott G. Kyle is a 50% owner of the Adviser. As a controlling person of the Adviser, he may be deemed to be the beneficial owner of the 673,683 shares held by the Funds.

Leonard J. Gross is a 50% owner of the Adviser. As a controlling person of Adviser, he may be deemed to be the beneficial owner of the 673,833 shares held by the Funds. Additionally, Mr. Gross, in his individual capacity, is the investment sub-adviser to Carlin Multi-Manager Fund, L.P. (“Carlin Fund”), and may be deemed to be the beneficial owner of the 61,500 shares held of the issuer held by Carlin Fund, as in Mr. Gross’s capacity as sub-adviser he has the power to dispose or direct the disposition of the shares of issuer held by Carlin Fund. Mr. Gross also owns of record and beneficially 4,500 shares of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 9 of 10 Pages

SIGNATURE

Date: April 24, 2006

G2 CAPITAL MANAGEMENT, LLC

By: /s/ Leonard J. Gross
Name: Leonard J. Gross
Its: Managing Member

/s/ Scott G. Kyle

SCOTT G. KYLE

/s/Leonard J. Gross

LEONARD J. GROSS

Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: April 24, 2006

G2 CAPITAL MANAGEMENT, LLC

By: /s/ Leonard J. Gross
Name: Leonard J. Gross
Its: Managing Member

/s/ Scott G. Kyle

SCOTT G. KYLE

/s/Leonard J. Gross

LEONARD J. GROSS